SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549



                                   FORM 11-K

         [  X  ]      ANNUAL REPORT PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934



                      For the fiscal year ended December 31, 2000

                      Commission File Number 1-2227

                  C.  Full title of the plan:

                      Crown Cork & Seal Company, Inc.
                      Retirement Thrift Plan

                  D. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:

                        CROWN CORK & SEAL COMPANY, INC.
                                 ONE CROWN WAY
                          PHILADELPHIA, PA 19154-4599

                                     INDEX



                                                                        Page(s)

Signatures................................................................3

Report of Independent Accountants.........................................6

Audited Plan Financial Statements and Schedules in accordance with the Financial Reporting Requirements of ERISA...........................7 - 13

Exhibit 23 - Consent of Independent Accountants..........................14

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934 the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.





                                               Crown Cork & Seal Company, Inc.
                                               Retirement Thrift Plan



                                          By:  /s/ James T. Malec
                                               -----------------------
                                               James T. Malec
                                               Member, Benefit Plan Committee


Date:  June 28, 2001
       -------------

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN




Financial Statements as of and for the years ended
December 31, 2000 and 1999


Additional information required for Form 5500
as of and for the year ended December 31, 2000

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Table of Contents
--------------------------------------------------------------------------------

                                                                        Page(s)

Report of Independent Accountants                                          1

Basic Financial Statements

         Statement of Net Assets Available for Benefits                    2

         Statement of Changes in Net Assets Available for Benefits         3

         Notes to Financial Statements                                   4 - 7

Additional Information *

         Schedule I  -  Schedule of Assets (Held at End of Year)           8










* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Benefit Plans Committee and Participants of the
Crown Cork & Seal Company, Inc. Retirement Thrift Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP


Philadelphia, Pennsylvania
June 1, 2001

CROWN CORK & SEAL COMPANY, INC. RETIREMENT
THRIFT PLAN
Statements of Net Assets Available for Benefits

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                As of December 31,
                                                                                       2000                           1999
                                                                                ----------------------------------------------------

Investments, at fair value
Registered investment companies:
     Vanguard 500 Index Fund                                                    $   39,059,463 *               $   42,456,089 *
     Vanguard Balanced Index Fund                                                    8,288,511 *                    8,562,339 *
     Vanguard Explorer Fund                                                          8,184,128 *                    6,017,959 *
     Vanguard International Growth Fund                                              3,465,073                      3,567,039
     Vanguard Total Bond Market Index Fund                                           5,753,856 *                    5,434,830 *
                                                                                --------------                 --------------
                                                                                    64,751,031                     66,038,256
Vanguard Retirement Savings Trust                                                   24,356,058 *                   24,974,650 *
Crown Cork & Seal Company, Inc. Stock Fund                                           1,582,795                      1,199,100
Participant Loans                                                                    2,986,253                      1,888,304
                                                                                --------------                 --------------
        Total investments                                                           93,676,137                     94,100,310
                                                                                --------------                 --------------

Receivables
Employer's contributions                                                               156,960                        202,674
Participants' contributions                                                            580,521                        774,783
                                                                                --------------                 --------------

        Total receivables                                                              737,481                        977,457
                                                                                --------------                 --------------

Net assets available for benefits                                               $   94,413,618                 $   95,077,767
                                                                                ==============                 ==============

* Represents 5% or more of net assets available for benefits.

CROWN CORK & SEAL COMPANY, INC. RETIREMENT
THRIFT PLAN
Statements of Changes in Net Assets Available for Benefits

------------------------------------------------------------------------------------------------------------------------------------
                                                                                             Year Ended December 31,
                                                                                       2000                           1999
                                                                                ----------------------------------------------------
Additions
Investment income:
     Interest and dividend income, investments                                  $    4,506,031                 $    3,166,079
     Interest income, participant loans                                                168,115                         99,511
     Net (depreciation) appreciation in fair value of investments                   (7,237,807)                     7,133,792
                                                                                --------------                 --------------
                                                                                    (2,563,661)                    10,399,382
                                                                                --------------                 --------------
Contributions:
     Employer                                                                        2,499,424                      1,848,980
     Participant                                                                     8,173,976                      7,374,432
                                                                                --------------                 --------------
                                                                                    10,673,400                      9,223,412
                                                                                --------------                 --------------

Asset transfers in                                                                           -                     29,157,940
                                                                                --------------                 --------------
        Total additions                                                              8,109,739                     48,780,734
                                                                                --------------                 --------------

Deductions
Payment of benefits                                                                  8,728,618                      8,160,035
Asset transfers out                                                                     20,253                              -
Administrative expenses                                                                 25,017                         20,995
                                                                                --------------                 --------------
        Total deductions                                                             8,773,888                      8,181,030
                                                                                --------------                 --------------
Net (decrease) increase                                                               (664,149)                    40,599,704

Net assets available for plan benefits:
     Beginning of year                                                              95,077,767                     54,478,063
                                                                                --------------                 --------------
     End of year                                                                $   94,413,618                 $   95,077,767
                                                                                ==============                 ==============






The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The plan is a voluntary defined contribution plan which is designed to provide a convenient method by which eligible employees may save regularly through salary deferrals. Participation in the Plan is determined by an agreement among recognized collective bargaining units and Crown Cork & Seal Company, Inc. (the "Company") or as otherwise agreed upon between the Company and non-organized hourly employees. The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the "Committee"). The Committee has appointed Vanguard Fiduciary Trust Company ("VFTC") as the trustee of the Plan.

The Plan provides certain employees the opportunity to purchase Company stock at a purchase price equal to the closing price on the day of deposit.

During 1999, the Company sold a segment of the Composite Can division. As a result of this transaction, participant accounts of former Composite Can employees were transferred out of the Plan in 2000 in the amount of $20,253.

The Crown Cork & Seal Company, Inc. Retirement Thrift Plan for Non-Salaried Employees of CONSTAR International, Inc. ("CONSTAR Thrift"), the participant accounts of the non-salaried employees of the Zeller Plastik, Inc. 401(k) Savings Plan ("Zeller"), the Crown Cork & Seal Company, Inc. Retirement Thrift Plan for International Association of Machinists Local 1584 of Fremont Plant No.62 ("Fremont Thrift") and the Crown Cork & Seal Company, Inc. Retirement Thrift Plan for International Association of Machinists Local 1528 of Modesto Plant No. 79 ("Modesto Thrift") were merged with and into the Plan effective March 31, 1999, August 31, 1999, September 30, 1999, and September 30, 1999, respectively. The assets transferred totaled $17,926,398 for CONSTAR Thrift, $977,972 for Zeller, $5,358,924 for Fremont Thrift and $4,633,372 for Modesto Thrift. In addition, $261,274 of assets from the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Risdon Corporation ("Risdon 401(k)") were transferred in 1999 upon completion of the plan merger, which occurred in 1998.

During these conversions, freeze periods were enforced to restrict transactions. Once the freeze periods were lifted participants could change investment elections.

Contributions
Participants may elect to make basic and supplemental contributions (where permitted) each pay period. Contribution amounts are subject to certain limitations,  $10,500  in 2000  and  $10,000  in  1999,  as  prescribed  by law.
Participants direct the investment of their contributions into various investment options offered by the Plan. Basic contributions may be matched by the Company at various rates. Supplemental contributions (where permitted) are not matched by the Company. In addition, certain participants receive fixed contributions from the Company at varying rates. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus earnings thereon is based on various rates established in the collective bargaining agreements or in the plan documents. A participant becomes 100 percent vested after completing 4 or 5 years of service, as defined.

Participant Loans
The Plan does not generally allow participants to take loans from their accounts. However, in some circumstances participants who are employees of certain divisions of the Company and participants who are former participants of certain plans which have merged into the Plan are allowed loans from their accounts. Generally, these participants may borrow from their vested accounts a maximum of the lessor of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at prevailing interest rates. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits
On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions. Distributions to participants are generally paid in a lump sum. Certain participants have the option of being paid in monthly installments.

Forfeited Accounts
Total unallocated forfeitures, which will be used to reduce future employer contributions, were $110,648 and $12,698 at December 31, 2000 and 1999, respectively. These amounts will be used to reduce future employer contributions. In 2000 and 1999, $0 and $210,903, respectively, of unallocated forfeitures were used to offset employer contributions.

Plan Termination
The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") or any other applicable legislation. The Plan is subject to the provisions of ERISA. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Vanguard Retirement Savings Trust (a common/collective trust) are valued at the net asset value of units held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

NOTE 3 - INVESTMENTS

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                     2000               1999
                                                     ----               ----

Registered investment companies                 $ (6,284,264)      $  7,542,425
Common stock                                        (953,543)          (408,633)
                                             -----------------------------------
                                                $ (7,237,807)      $  7,133,792
                                             ===================================

All investments are participant-directed.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and a common/collective trust managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. The Plan also invests in shares of the Company's stock through the Crown Cork & Seal Company, Inc. Stock Fund. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 13, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                    Additional Information
                    Required for Form 5500

CROWN CORK & SEAL COMPANY, INC. RETIREMENT                         Schedule I
THRIFT PLAN
Schedule of Assets (Held at End of Year)
As of December 31, 2000

------------------------------------------------------------------------------------------------------------------------------------
Crown Cork & Seal Company, Inc. Retirement Thrift Plan, EIN 23-1526444
Form 5500, Schedule H, Part IV, Line i

     Identity of Issue                                                   Investment Type                             Current Value
------------------------------------------------------------------------------------------------------------------------------------

*    Vanguard 500 Index Fund                                      Registered Investment Company                      $ 39,059,463
*    Vanguard Balanced Index Fund                                 Registered Investment Company                         8,288,511
*    Vanguard Explorer Fund                                       Registered Investment Company                         8,184,128
*    Vanguard International Growth Fund                           Registered Investment Company                         3,465,073
*    Vanguard Total Bond Market Index Fund                        Registered Investment Company                         5,753,856
*    Vanguard Retirement Savings Trust                            Common/Collective Trust                              24,356,058
*    Crown Cork & Seal Company, Inc.                              Common Stock                                          1,582,795
*    Crown Cork & Seal Company, Inc. Retirement Thrift Plan       Participant Loans (7.75% - 10.50%)                    2,986,253
                                                                                                                     ------------

Total assets (held at end of year)                                                                                   $ 93,676,137
                                                                                                                     ============



* Party in Interest